
15007836


SEC MAIL PROCESSING
RECEIVED
MAY 22 2015
WASH., DC.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

CYRELA COMMERCIAL PROPERTIES S.A. EMPREENDIMENTOS E PARTICIPAÇÕES

(Name of Subject Company)

N/A

(Translation of Subject Company's Names into English (if applicable))

Federative Republic of Brazil

(Jurisdiction of Subject Company's Incorporation or Organization)

CYRELA COMMERCIAL PROPERTIES S.A. EMPREENDIMENTOS E PARTICIPAÇÕES

(Names of Person(s) Furnishing Form)

American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing Common Shares, without Par Value, of Cyrela Commercial Properties S.A. Empreendimentos e Participações

---

(Title of Class of Subject Securities)

Level 1 CUSIP: 23283A305
144A CUSIP: 23283A107
REG. S CUSIP: 23283A206

(CUSIP Number of Class of Securities (if applicable))

Dani Ajbeszyc
CFO and Investor Relations
Avenida Presidente Juscelino Kubitschek 1455 5th floor
04543-011, São Paulo, SP, Brazil
(+55 11) 3018-7601

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

with a copy to:

Jonathan Kellner
Linklaters LLP
Rua Leopoldo Couto Magalhães, 700 -1 ° andar sala 11
Itaim Bibi – 04542-000
São Paulo – SP, Brazil
Tel: +(55.11) 3074.9520

May 13, 2015



(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

(a) The following documents are attached as exhibits to this Form CB:

Exhibit Number	Description
99.1*	English translation of the Portuguese language notice to shareholders of Cyrela Commercial Properties S.A. Empreendimentos e Participações informing them of their preemptive share subscription rights on April 28, 2015 pursuant to CVM Instruction 358/02.
99.3	Letter to beneficial owners of American Depositary Receipts, dated May 20, 2015
99.4	Letter to brokers, dated May 20, 2015

* Previously furnished as Exhibit 99.1 to Form CB filed with the Commission on May 15, 2015.

(b) Not applicable.

Item 2. ***Informational Legends***

A legend complying with Rule 801(b) under the U.S. Securities Act of 1933, as amended, is prominently included in the documents attached as exhibits hereto.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) The following documents are attached as exhibits to this Form CB:

Exhibit Number	Description
99.2*	English translation of the Portuguese language Material Fact (Fato Relevante) filed by Cyrela Commercial Properties S.A. Empreendimentos e Participações with the Brazilian Securities and Exchange Commission (*Comissão de Valores Mobiliários*) on April 28, 2015.

* Previously furnished as Exhibit 99.2 to Form CB filed with the Commission on May 15, 2015.

(2) Not applicable.

(3) Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS



Cyrela Commercial Properties S.A. Empreendimentos e Participações filed with the Commission a written irrevocable consent and power of attorney on Form F-X on April 29, 2015.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CYRELA COMMERCIAL PROPERTIES S.A.
EMPREENDIMENTOS E PARTICIPAÇÕES

By: ______________________________

Name: Dani Ajbeszyc
Title: Chief Financial Officer
Date: May 21, 2015